SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. __)*

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Series D Cumulative Convertible Preferred Stock, no par value

(Title of Class of Securities)

963025606

(CUSIP Number)

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 963025606	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Magnolia Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,662
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,662
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,662
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.46%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Magnolia Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,662
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,662
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,662
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.46%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 963025606	13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Adam K. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 298,662
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 298,662
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,662
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.46%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 963025606	13G	Page 5 of 7 Pages

Item 1.	(a)	Name of Issuer:

Wheeler Real Estate Investment Trust, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Riversedge North

2529 Virginia Beach Boulevard Suite 200, Virginia Beach, VA 23452

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of Series D Cumulative Convertible Preferred Stock of the Issuer (the “Preferred Stock”) owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Preferred Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Preferred Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Preferred Stock.

(b)	Address of Principal Business Office or, if None, Residence:

1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102

(c)	Citizenship:

MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

(d)	Title of Class of Securities:

Series D Cumulative Convertible Preferred Stock

(e)	CUSIP Number:

963025606

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 963025606	13G	Page 6 of 7 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned

The Reporting Persons beneficially own 298,662 shares of the Preferred Stock.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 298,662 shares of the Preferred Stock held for the account of MCF.

TMG may be deemed the beneficial owner of 298,662 shares of the Preferred Stock held for the account of MCF.

MCF may be deemed the beneficial owner of 298,662 shares of the Preferred Stock that it holds.

(b)	Percent of Class

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) foreach such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Series D Cumulative Convertible Preferred Stock deemed to be beneficially owned by each of the Reporting Persons by 3,529,293. This number represents the total of the amount of shares outstanding of Series D Cumulative Convertible Preferred Stock as of December 31, 2020, as reported in the Annual Report on Form 10-K filed by the Issuer on March 18, 2021, with the Securities and Exchange Commission.

(c)	Number of shares as to which such person has voting and dispositive power.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 963025606	13G	Page 7 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	April 15, 2021

The Magnolia Group, LLC

By:	The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	April 15, 2021

Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

Date:	April 15, 2021

CUSIP NO. 963025606	13G

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of April 15, 2021, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

CUSIP NO. 963025606	13G

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree, as of April 15, 2021, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Series D Cumulative Convertible Preferred Stock of Wheeler Real Estate Investment Trust, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated: April 15, 2021

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC
General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson